Exhibit 99.1

Elan Corporation, plc

Condensed Consolidated Interim Financial Statements

Six Months Ended 30 June 2007

Table of Contents

Page(s)

President and Chief Executive Officer’s Statement	1

Unaudited Condensed Consolidated Interim Financial Statements	2

Notes Relating to Unaudited Condensed Consolidated Interim Financial Statements	6

Financial Review	18

Independent Auditors’ Review Report	22

PRESIDENT AND CHIEF EXECUTIVE OFFICER’S STATEMENT

To Our Shareholders:

We continued to significantly advance our business during the first half of this year.

Of particular note is the progress made in our Alzheimer’s programmes, which is consistent with our commitment to bringing innovative science to patients.  In early April, Transition Therapeutics, our collaborator, announced that the FDA granted fast-track designation to ELND-005. In late May, we announced plans to initiate a Phase 3 clinical programme later this year for bapineuzumab (AAB-001), the lead compound in our Alzheimer’s disease alliance with Wyeth.  ACC-001, also part of the Wyeth collaboration, has moved into Phase 2.  During the Alzheimer’s Association’s conference in June, Eli Lilly indicated that a compound discovered during a former research collaboration to which we retain certain commercial rights would soon move to Phase 3.

We also have continued to move Tysabri forward in both multiple sclerosis (MS) and Crohn’s disease.  In July, we celebrated the one-year anniversary of our return to market in MS, and communicated that approximately 14,000 patients were receiving therapy in commercial and clinical settings worldwide.  Also in July, we announced that the United Kingdom’s National Institute for Health and Clinical Excellence (NICE) recommended the use of Tysabri; the first treatment for MS to be recommended by NICE. In Crohn’s disease, we received a positive recommendation from the FDA Advisory Committee in late July, and look forward to a final decision from the FDA by mid-October of this year. With our collaborator Biogen Idec, we continue to focus on creating additional value from this asset.

Disciplined execution and focus remain our core objectives, driving us toward profitable, strategic growth and value creation.

G. Kelly Martin
President and CEO

UNAUDITED CONDENSED CONSOLIDATED INTERIM INCOME STATEMENTS

For the Six Months Ended 30 June

	Notes	2007 $m	2006 $m
Product revenue		267.8	242.1
Contract revenue		10.9	7.6
Total revenue	3,4	278.7	249.7
Cost of sales	5	99.2	95.2
Gross profit		179.5	154.5

Selling, general and administrative expenses	5	271.0	207.3
Research and development expenses	5	127.0	106.3
Gain on divestment of product	6	—	(7.6)
Total operating expenses		398.0	306.0
Operating loss		(218.5)	(151.5)

Interest expense	7	79.3	87.5
Interest income	7	(26.7)	(26.8)
Investment gains	7	(1.3)	(1.1)
Net charge on debt retirement	7	7.7	—
Net interest and investment losses		59.0	59.6
Loss before tax		(277.5)	(211.1)
Tax expense/(benefit) on loss from ordinary activities		5.1	(0.4)
Net loss for the period		(282.6)	(210.7)

Basic and diluted loss per ordinary share:
Net loss	9	(0.60	(0.49)
Weighted-average shares outstanding (in millions)		467.3	429.5

       The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

UNAUDITED CONDENSED CONSOLIDATED INTERIM BALANCE SHEETS

	Notes	30 June 2007 $m	31 December 2006 $m(1)
Non-Current Assets
Intangible assets and goodwill	10	540.7	681.7
Property, plant and equipment		332.1	342.0
Available-for-sale investments		23.3	23.3
Deferred tax asset		4.6	4.4
Other non-current assets		24.7	35.5
Total Non-Current Assets		925.4	1,086.9
Current Assets
Inventories		20.5	29.2
Accounts receivable		108.6	107.4
Other current assets		28.2	71.3
Income tax prepayment		1.2	1.2
Restricted cash		30.0	23.2
Cash and cash equivalents		826.0	1,510.6
Total Current Assets		1,014.5	1,742.9
Total Assets		1,939.9	2,829.8

Non-Current Liabilities
Long-term debts	11	1,736.1	1,733.8
Other liabilities		41.6	39.1
Total Non-Current Liabilities		1,777.7	1,772.9
Current Liabilities
Short-term debt	11	—	619.1
Accounts payable		30.7	46.1
Accrued and other liabilities		157.1	175.0
Provisions		4.5	5.0
Income tax payable		7.8	6.9
Total Current Liabilities		200.1	852.1
Total Liabilities		1,977.8	2,625.0

Shareholders’ Equity
Share capital		27.4	27.2
Share premium		6,165.1	6,151.4
Share-based compensation reserve		102.1	85.1
Foreign currency translation reserve		(12.1	(11.7)
Fair value investment reserve		8.7	7.6
Retained loss		(6,329.1)	(6,054.8)
Total Shareholders’ Equity/(Deficit)		(37.9)	204.8
Total Shareholders’ Equity/(Deficit) and Liabilities		1,939.9	2,829.8

(1) Amounts as of 31 December 2006 are derived from the 31 December 2006 audited financial statements.

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

	Six Months Ended 30 June
	2007 $m	2006 $m
Net loss	(282.6)	(210.7)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortisation	91.7	93.0
Gain on disposal of investments	(2.2)	(5.3)
Impairment of intangible assets	76.2	—
Impairment of investments	0.6	6.3
Gain on disposal of products	—	(7.6)
Share-based compensation	25.3	26.2
Debt interest expense	78.9	87.0
Bank interest income	(24.9)	(24.3)
Income tax expense/(benefit)	5.1	(0.4)
Net charge on debt retirements	7.7	—
Other	11.1	(2.6)
	(13.1)	(38.4)
Net changes in working capital:
Increase in accounts receivable	(1.2)	(3.2)
(Increase)/decrease in prepayments and other assets	33.0	(7.8)
Decrease in inventories	8.7	2.7
Decrease in accounts payable and accrued and other liabilities	(13.3)	(23.8)
Cash provided by/(used in) operating activities	14.1	(70.5)
Interest received	24.1	24.3
Interest paid	(93.7)	(76.3)
Income taxes paid	(4.2)	(0.3)
Net cash outflow from operating activities	(59.7)	(122.8)
Investing activities
Proceeds from disposal of property, plant and equipment	0.2	0.3
Purchase of property, plant and equipment	(10.3)	(14.6)
Purchase of intangible and other assets	(2.8)	(1.2)
Proceeds from disposal of investments	2.4	10.9
Proceeds from product disposals	2.0	50.3
Net cash provided by/(used in) investing activities	(8.5)	45.7
Financing activities
Proceeds from issue of share capital	13.7	21.7
Repayment of loans and finance lease obligations	(629.6)	(2.7)
Net proceeds from debt issuances	(0.1)	—
Net cash provided by/(used in) financing activities	(616.0)	19.0
Effect of foreign exchange rate changes	(0.4)	2.2
Net decrease in cash and cash equivalents	(684.6)	(55.9)
Cash and cash equivalents at the beginning of period	1,510.6	1,080.7
Cash and cash equivalents at the end of the period	826.0	1,024.8

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Number of Shares m	Share Capital $m	Share Premium $m	Share-Based Compensation Reserve $m	Foreign Currency Translation $m	Fair Value Investment Reserve(1) $m	Retained Loss $m	Total Amount $m
Balance at 1 January 2006	428.8	24.7	5,917.8	53.2	(15.6)	1.2	(5,672.9)	308.4
Recognised income and expenses:
Net loss	—	—	—	—	—	—	(210.7)	(210.7)
Foreign currency translation	—	—	—	—	1.7	—	—	1.7
Unrealised gain on investments	—	—	—	—	—	5.6	—	5.6
Net gain recognised directly in equity								7.3
Total recognised income and expenses								(203.4)
Transfer of conversion option	—	—	(6.9)	—	—	—	6.9	—
Issue of share capital, net of issue costs	2.6	0.1	21.6	—	—	—	—	21.7
Share-based compensation	—	—	0.9	26.2	—	—	—	27.1
Transfer of exercised and expired share-based awards	—	—	—	(10.6)	—	—	10.6	—
Balance at 30 June 2006	431.4	24.8	5,933.4	68.8	(13.9)	6.8	(5,866.1)	153.8
Recognised income and expenses:
Net loss	—	—	—	—	—	—	(198.0)	(198.0)
Foreign currency translation	—	—	—	—	2.2	—	—	2.2
Unrealised gain on investments	—	—	—	—	—	3.8	—	3.8
Gain on investments recognised in net loss	—	—	—	—	—	(3.0)	—	(3.0)
Net gain recognised directly in equity								3.0
Total recognised income and expenses								(195.0)
Transfer of conversion option	—	—	(5.5)	—	—	—	5.5	—
Debt conversion	34.2	2.3	215.5	—	—	—	—	217.8
Issue of share capital, net of issue costs	1.0	0.1	8.0	—	—	—	—	8.1
Share-based compensation	—	—	—	20.1	—	—	—	20.1
Transfer of exercised and expired share-based awards	—	—	—	(3.8)	—	—	3.8	—
Balance at 31 December 2006	466.6	27.2	6,151.4	85.1	(11.7)	7.6	(6,054.8)	204.8
Recognised income and expenses:
Net loss	—	—	—	—	—	—	(282.6)	(282.6)
Foreign currency translation	—	—	—	—	(0.4)	—	—	(0.4)
Unrealised gain on investments	—	—	—	—	—	1.0	—	1.0
Loss on investments recognised in net loss	—	—	—	—	—	0.1	—	0.1
Net gain recognised directly in equity								0.7
Total recognised income and expenses								(281.9)
Issue of share capital, net of issue costs	2.6	0.2	13.5	—	—	—	—	13.7
Share-based compensation	—	—	0.2	25.3	—	—	—	25.5
Transfer of exercised and expired share-based awards	—	—	—	(8.3)	—	—	8.3	—
Balance at 30 June 2007	469.2	27.4	6,165.1	102.1	(12.1)	8.7	(6,329.1)	(37.9)

(1) Represents unrealised gains and losses on non-derivative available-for-sale securities.

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS

1 BASIS OF PREPARATION

These unaudited condensed consolidated interim financial statements (the interim financial statements) have been prepared by Elan Corporation, plc (also referred to hereafter as “we”, “our”, “us”, “Elan” and “the Company) in accordance with International Financial Reporting Standards (IFRS) that were adopted by the European Union (EU) and were effective at 30 June 2007. The interim financial statements do not include all of the information required for full annual financial statements.

These interim financial statements are presented in United States (US) dollars, being the functional currency of the parent company and the majority of the group companies. They are prepared on the historical cost basis, except for certain financial assets and derivative financial instruments, which are stated at fair value.

The preparation of interim financial statements requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Actual results could differ materially from these estimates. In preparing these interim financial statements, the significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the Consolidated Financial Statements as at and for the year ended 31 December 2006, except as adjusted for recent developments related to Maxipime® (cefepime hydrochloride) and Azactam® (aztreonam for injection, USP) intangible and other non-current assets, which are explained in further detail in Note 5.

The comparative figures included for the year ended 31 December 2006 do not constitute statutory financial statements of the group within the meaning of Regulation 40 of the European Communities (companies; group accounts) Regulations, 1992.  Statutory financial statements for the year ended 31 December 2006 have been filed with the Companies’ Office.  The auditors’ report on those financial statements was unqualified.

2 SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied in these interim financial statements are the same as those applied by Elan in its Consolidated Financial Statements as at and for the year ended 31 December 2006.

a	Statement of compliance
These interim financial statements have been prepared in accordance with International Accounting Standards (IAS) 34, “Interim Financial Reporting,” as adopted by the European Union. They do not include all of the information required for full annual financial statements, and should be read in conjunction with our Consolidated Financial Statements as at and for the year ended 31 December 2006.

b	Basis of consolidation

The interim financial statements include the accounts of Elan and all of our subsidiary undertakings. All significant intercompany account balances, transactions, and any unrealised gains and losses or income and expenses arising from intercompany transactions have been eliminated in preparing the interim financial statements.

We have made significant operating losses during the last three fiscal years and anticipate to continue to incur operating losses in 2007. However, our directors believe that we have adequate resources to continue in operational existence for the foreseeable future and that it is appropriate to continue to prepare our consolidated financial statements on a going concern basis.

These interim financial statements were approved by the directors on 6 September 2007.

c   Reclassifications

Certain items in the interim financial statements for prior periods have been reclassified to conform to current classifications.

3      REVENUE

The composition of our revenue for the six months ended 30 June was as follows:

	Six Months Ended 30 June
	2007 $ m	2006 $ m
Product revenue	267.8	242.1
Contract revenue	10.9	7.6
Total revenue	278.7	249.7

Product revenue can be further analysed as follows:

	Six Months Ended 30 June
	2007 $ m	2006 $ m
Marketed products
Maxipime	87.5	87.3
Azactam	42.2	39.9
Prialt	5.2	5.6
Total revenue from marketed products	134.9	132.8
Manufacturing revenue and royalties	132.9	109.3
Total product revenue	267.8	242.1

Global in-market net sales of Tysabri® (natalizumab) in the first half of 2007, which we market in collaboration with Biogen Idec Inc. (Biogen Idec), were $120.5 million, consisting of $82.6 million in the United States and $37.9 million in the rest of the world. In accordance with IAS 31, “Financial Reporting of Interests in Joint Ventures,” (IAS 31), in any period where an operating loss has been incurred by the collaboration on sales of Tysabri, we do not recognise any Tysabri product revenue.

Accordingly, we have not recognised any product revenue from Tysabri in either in the first half of 2007 or 2006, since Tysabri incurred an operating loss in both periods.

Contract revenue for the first half of 2007 of $10.9 million (2006: $7.6 million) is comprised of research revenue and milestone payments.

4      SEGMENT INFORMATION

Our primary format for segment reporting is business segments and the secondary format is geographical segments. The risks and returns of our operations are primarily determined by our products and services rather than the geographical location of our operations. This is reflected by our management and organisational structure and our internal financial reporting structure.

Our operations are organised into two business units: Biopharmaceuticals and Elan Drug Technologies (EDT). Biopharmaceuticals engages in research, development and commercial activities and includes our activities in the areas of autoimmune diseases, neurodegenerative diseases, and our specialty business group. EDT focuses on product development, scale-up and manufacturing to address drug optimisation challenges of the pharmaceutical industry.

Segment results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Inter-segment pricing is determined on an arm’s length basis.

	Biopharmaceuticals		EDT		Total
	Six Months Ended 30 June		Six Months Ended 30 June		Six Months Ended 30 June
	2007 $m	2006 $m	2007 $m	2006 $m	2007 $m	2006 $m
Segment revenue
Segment revenue	137.4	132.8	141.4	117.4	278.8	250.2
Less inter-segment sales	—	—	(0.1)	(0.5)	(0.1)	(0.5)
Revenue from third parties	137.4	132.8	141.3	116.9	278.7	249.7
Segment result	(240.6)	(147.0)	17.8	(2.3)	(222.8)	(149.3)
Corporate credit/(expense)					4.3	(2.2)
Operating loss					(218.5)	(151.5)
Net interest and investment losses					59.0	59.6
Tax expense/(benefit)					5.1	(0.4)
Net loss					(282.6)	(210.7)

Revenue analysis by segment:

	Biopharmaceuticals		EDT		Total
	Six Months Ended 30 June		Six Months Ended 30 June		Six Months Ended 30 June
	2007 $m	2006 m	2007 $m	2006 $m	2007 $m	2006 $m
Product revenue
Marketed products
Maxipime	87.5	87.3	—	—	87.5	87.3
Azactam	42.2	39.9	—	—	42.2	39.9
Prialt	5.2	5.6	—	—	5.2	5.6
Total revenue from marketed products	134.9	132.8	—	—	134.9	132.8
Manufacturing revenue and royalties	—	—	132.9	109.3	132.9	109.3
Total product revenue	134.9	132.8	132.9	109.3	267.8	242.1
Contract revenue:
Research revenues/milestones	2.5	—	8.4	7.6	10.9	7.6
Total revenue	137.4	132.8	141.3	116.9	278.7	249.7

5 OTHER NET CHARGES

For the first half of 2007, included within cost of sales, selling, general and administrative (SG&A) expenses, and research and development (R&D) expenses were other net charges of $2.7 million, $81.1 million and $7.3 million, respectively. The total other net charges of $91.1 million for the first half of 2007 consisted of the following (there were no such similar charges in the first half of 2006):

	Cost of Sales $m	SG&A $m	R&D $m	Total $m
Maxipime/Azactam asset impairment	2.8	73.4	—	76.2
Severance and restructuring	(0.1)	7.7	7.3	14.9
Total other net charges	2.7	81.1	7.3	91.1

The impairment charge of $76.2 million relating to the Maxipime and Azactam intangible and other non-current assets arose from the approval of a first generic cefepime hydrochloride in June 2007 and an anticipated approval for a generic form of Azactam. In addition, we incurred severance and restructuring charges of $14.9 million principally arising from the consolidation of our US west coast locations, which will result in the closure of the San Diego facility and the expansion of our operations in South San Francisco.

6 GAIN ON DIVESTMENT OF PRODUCT

In March 2006, we sold the Prialt® (ziconotide intrathecal infusion) European rights to Eisai Co. Ltd (Eisai). We received $50.0 million at closing and are entitled to receive an additional $10.0 million on the earlier of two years from closing or launches of Prialt in key European markets. We recorded a net gain of $7.6 million on this sale in the first half of 2006. We may also receive an additional $40.0 million contingent on Prialt achieving revenue related milestones in Europe. As at 30 June 2007, we have received $6.0 million of the $10.0 million related to the launches of Prialt in key European markets and an additional $2.0 million was received in July 2007.

7 NET INTEREST AND INVESTMENT LOSSES

	Six Months Ended 30 June
	2007 $m	2006 $m
Interest expense:
Interest on 7.75% Notes	34.2	34.4
Interest on Floating Rate Notes due 2011	14.6	13.7
Interest on 8.875% Notes	21.1	—
Interest on Floating Rate Notes due 2013	7.3	—
Interest on Athena Notes	1.7	22.8
Interest on 6.5% Convertible Notes	—	16.1
Total debt interest expense	78.9	87.0
Other financial charges	0.4	0.5
Interest expense	79.3	87.5

Interest income:
Bank interest income	(24.9)	(24.3)
Net foreign exchange gains	—	(2.5)
Other financial income and gains	(1.8)	—
Interest income	(26.7)	(26.8)

Investment gains:
Gain on disposal of investments	(2.2)	(5.3)
Derivative fair value (gains)/losses	0.3	(2.1)
Impairment of investments	0.6	6.3
Investment gains	(1.3)	(1.1)

Net charge on debt retirement	7.7	—

Net interest and investment losses	59.0	59.6

Investment Gains

Net investment gains amounted to $1.3 million for the first half of 2007 (2006: $1.1 million). The net investment gains were primarily comprised of gains on the disposal of investments of $2.2 million (2006: $5.3 million), offset by an impairment charge of $0.6 million (2006: $6.3 million).

Net Charge on Debt Retirement

In December 2006, we issued an early redemption notice for the 7.25% senior notes (Athena Notes). In January 2007, the remaining aggregate principal amount of $613.2 million of the Athena Notes was redeemed and the related $300.0 million of interest rate swaps were cancelled. As a result, we incurred a net charge on debt retirement of $19.2 million, which is recognised using the effective interest method over the period from the issuance of the redemption notice to the redemption date. Accordingly, we recorded a net charge on the redemption of the Athena Notes of $11.5 million in the second half of 2006, and an additional charge of $7.7 million in the first half of 2007.

8    SHARE-BASED COMPENSATION

Share Options

We grant share options to certain employees and non-employee directors under our share option plans. The options are granted at fixed exercise prices equal to the market value of our shares on the date of grant. The terms and conditions of the share option plans and option activities are disclosed in our 2006 Annual Report. Further grants of share options on similar terms were made to employees and non-employee directors during the first half of 2007.

The fair value of services received in return for share options granted to employees is measured by reference to the fair value of share options granted. The fair value of share options is calculated using a binomial option-pricing model and the fair value of options issued under employee equity purchase plans is calculated using the Black-Scholes option-pricing model, taking into consideration the relevant terms and conditions.

The estimated weighted-average grant date fair value of individual options awarded during the first half of 2007 and 2006 were $8.58 and $10.77, respectively. The fair value of options was estimated using the binomial option-pricing model with the following weighted-average assumptions:

	Six Months Ended 30 June
	2007	2006
Weighted average share price	$13.90	$15.94
Weighted average exercise price	$13.90	$15.94
Expected volatility (1)	63.9%	74.8%
Expected life (2)	—	—
Expected dividend yield	—	—
Risk-free rate	4.94%	4.39%

(1) The expected volatility was based on the implied volatility of traded options on our shares.

(2) The expected life of options granted in the first half of 2007 and 2006, as derived from the output of the binomial option-pricing model, ranged from 5.0 years to 8.0 years and 5.9 years to 8.1 years, respectively. The contractual life of the options, which is not later than 10 years from the date of grant, is used as an input into the binomial option-pricing model.

Restricted Stock Units

In February 2006, we began to grant Restricted Stock Units (RSUs) to certain employees. The terms and conditions of the RSU awards are disclosed in our 2006 Annual Report. Further grants of RSUs on similar terms were made to certain employees during the first half of 2007. The fair value of services received in return for the RSUs is measured by reference to the fair value of the underlying shares at grant date. The estimated weighted-average grant date fair value of RSUs granted during the first half of 2007 and 2006 was $13.95 and $15.90 per unit, respectively.

Employee Equity Purchase Plans

As discussed in our 2006 Annual Report, we operate employee equity purchase plans for eligible employees in the United States, Ireland and the United Kingdom (UK) beginning January 2006. There were no options issued under the Irish/UK plans in the first half of 2007 or 2006. The estimated weighted-average grant dated fair values of options issued under the US plan during the first half of 2007 and 2006 were $3.71 and $4.41, respectively. These estimated fair values were calculated using the following weighted-average inputs into the Black-Scholes option-pricing model:

	Six Months Ended 30 June
	2007	2006
Share price	$13.92	$14.20
Exercise price	$11.83	$12.07
Expected volatility (1)	52.6%	80.0%
Expected life	3 months	3 months
Expected dividend yield	—	—
Risk-free rate	5.05%	4.54%

(1) The expected volatility was based on the implied volatility of traded options on our shares.

We recognised total expense of $25.3 million and $26.2 million related to equity-settled share-based awards during the first half of 2007 and 2006, respectively. The expenses have been recognised in the following line items in the condensed consolidated income statement:

	Six Months Ended 30 June
	2007 $m	2006 $m
Cost of sales	2.0	2.2
SG&A expenses	13.6	15.4
R&D expenses	9.7	8.6
Total	25.3	26.2

The expenses arose under the following share-based awards:

	Six Months Ended 30 June
	2007 $m	2006 $m
Share options	16.7	19.3
RSUs	8.1	5.7
Employee Equity Purchase Plans	0.5	1.2
Total	25.3	26.2

9 EARNINGS PER SHARE

Basic loss per share is computed by dividing the net loss for the period available to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted loss per share is computed by dividing the net loss for the period, by the weighted average number of ordinary shares outstanding and, when dilutive, adjusted for the effect of all potentially dilutive shares, including stock options, warrants, and convertible debt securities on an as-if-converted basis.

The following table sets forth the computation for basic and diluted net loss per share for the first half of 2007 and 2006:

	2007	2006
Numerator (amounts in $m):
Net loss attributable to ordinary shareholders	(282.6)	(210.7)

Denominator (amounts in millions):
Denominator for basic—weighted average shares outstanding	467.3	429.5

Basic and diluted earnings per share:
Basic and diluted net loss per share	$(0.60)	$(0.49)

For the first half of 2007, there is no difference in the weighted average number of ordinary shares used for basic and diluted net loss per ordinary share as the effect of all potentially dilutive ordinary shares outstanding for each period was anti-dilutive. The potential effect of all anti-dilutive stock options, warrants and convertible debt securities, at 30 June 2007 was 26.9 million shares (2006: 63.4 million shares).

10 INTANGIBLE ASSETS
	Patents, Licences & Other $m	Acquired In-Process Research & Development $m	Goodwill $m	Total $m
Cost:
At 1 January 2007	895.7	356.9	45.2	1,297.8
Additions	4.2	1.0	—	5.2
At 30 June 2007	899.9	357.9	45.2	1,303.0
Accumulated amortisation:
At 1 January 2007	548.1	68.0	—	616.1
Amortised in period	59.0	13.8	—	72.8
Impairment	73.4	—	—	73.4
At 30 June 2007	680.5	81.8	—	762.3
Net book value: 30 June 2007	219.4	276.1	45.2	540.7
Net book value: 31 December 2006	347.6	288.9	45.2	681.7

At 30 June 2007, the main components of the carrying value of patents and licences and acquired in-process research and development (IPR&D) were $269.5 million for Prialt, $74.2 million for our Alzheimer’s disease intellectual property, $38.9 million for Tysabri, $29.1 million for Verelan® (verapamil), and $18.4 million for Maxipime and Azactam.

On 18 June 2007, the first generic formulation of cefepime hydrochloride was approved by the US Food and Drug Administration (FDA). As a result of the generic competition to Maxipime and an anticipated approval for a generic form to Azactam, a total impairment charge of $76.2 million was recorded in the first half of 2007, comprised of $73.4 million relating to intangible assets and $2.8 million relating to other non-current assets.

In January 2005, we launched Prialt in the United States. Revenue from sales of Prialt totalled $5.2 million in the first six months of 2007 (2006: $5.6 million). Cumulative Prialt revenues to date have been lower than our initial forecasts. Our estimates of the fair value of this product, based on future net cash flows, are in excess of the asset’s carrying value of $269.5 million at 30 June 2007. We believe that we have used reasonable estimates in assessing the carrying value of this intangible. Nevertheless, should our future revenues from this product continue to fail to meet our expectations, the carrying value of this asset may become impaired.

11 CURRENT AND LONG-TERM DEBTS
	Original Maturity	30 June 2007 $m	31 December 2006 $m
Current
Athena Notes (redeemed in full in January 2007)	2008	—	619.1

Long-term
7.75% Notes	2011	837.0	835.8
Floating Rate Notes due 2011	2011	295.4	295.0
8.875% Notes	2013	456.5	456.0
Floating Rate Notes due 2013	2013	147.2	147.0
Total long-term debts		1,736.1	1,733.8
Total current and long-term debts		1,736.1	2,352.9

Athena Notes

In December 2006, we issued an early redemption notice for the Athena Notes. In January 2007, the remaining aggregate principal amount of $613.2 million of the Athena Notes was redeemed, plus a call premium of $13.4 million and accrued interest of $15.8 million, and the related $300.0 million in contract amount of interest rate swaps were cancelled. We incurred a total expense related to the redemption of $19.2 million, which was recognised using the effective interest method over the period from the issuance of the redemption notice to the redemption date. As a result, we recorded a net charge on debt retirement of $11.5 million in the second half of 2006 with the remaining charge of $7.7 million recorded in the first half of 2007, comprised of $5.9 million relating to the accretion of the call premium and $1.8 million of basis adjustment amortisation relating to the interest rate swaps.

7.75% Notes

The outstanding principal amount of the 7.75% senior fixed rate notes (7.75% Notes) was $850.0 million at 30 June 2007 (31 December 2006: $850.0 million), and has been recorded net of unamortised financing costs of $13.0 million (31 December 2006: $14.2 million).

Floating Rate Notes due 2011

The outstanding principal amount of the Floating Rate Notes was $300.0 million at 30 June 2007 (31 December 2006: $300.0 million), and has been recorded net of unamortised financing costs of $4.6 million (31 December 2006: $5.0 million).

8.875% Notes

The outstanding principal amount of the 8.875% senior fixed rate notes (8.875% Notes) was $465.0 million at 30 June 2007 (31 December 2006: $465.0 million), and has been recorded net of unamortised financing costs of $8.5 million (31 December 2006: $9.0 million).

Floating Rate Notes due 2013
The outstanding principal amount of the senior floating rate notes due in 2013 (Floating Rate Notes due 2013) was $150.0 million at 30 June 2007 (31 December 2006: $150.0 million), and has been recorded net of unamortised financing costs of $2.8 million (31 December 2006: $3.0 million).

12           LITIGATION

We are involved in legal and administrative proceedings that could have a material adverse effect on us.

Securities and Tysabri matters

Commencing in January 1999, several class actions were filed in the US District Court for the Southern District of California against Dura Pharmaceuticals, Inc. (Dura or defendant), one of our subsidiaries, and various then current or former officers of Dura. The actions, which allege violations of the US federal securities laws, were consolidated and sought damages on behalf of a class of shareholders who purchased Dura common stock during a defined period. On 6 June 2006, the US District Court issued an order granting in part and denying in part the defendants’ motion to dismiss. On 21 July 2006, the plaintiffs filed an amended complaint seeking to cure their pleading problems. The defendants subsequently filed a motion to dismiss in response to the amended complaint. The parties currently await a final ruling on the defendants’ motion.

We and some of our officers and directors have been named as defendants in putative class actions originally filed in the US District Courts for the District of Massachusetts (on 4 and 14 March 2005) and the Southern District of New York (on 15 and 23 March 2005). On 4 August 2005, the US District Court for the Southern District of New York issued an order consolidating the New York actions. The cases originally filed in Massachusetts were subsequently transferred to the Southern District of New York on or about 29 August 2005.  Accordingly, all of these matters are now consolidated and pending before the federal district court in New York.  The plaintiffs’ amended, consolidated class action complaint alleges claims under the US federal securities laws and state laws and seeks damages on behalf of a class of shareholders who purchased our stock prior to the announcement of the voluntary suspension of Tysabri on 28 February 2005. The complaint alleges that we caused the release of materially false or misleading information regarding Tysabri. The complaint alleges that class members were damaged when our share price fell after we and Biogen Idec announced the voluntary suspension of the commercialisation and dosing of Tysabri in response to reports of serious adverse events involving clinical trial patients treated with Tysabri. The complaint seeks damages, reimbursement of costs and other relief that the courts may deem just and proper.  On 20 April 2007, we filed a motion to dismiss in response to plaintiffs’ amended, consolidated complaint.  Plaintiffs filed opposition papers on 20 July 2007.  We intend to file reply papers in support of our dismissal motion on 7 September 2007.  Thereafter, the court will issue a ruling on our motion.  In the event that the court denies our motion to dismiss, we intend to vigorously defend against any claims that remain.

We and some of our officers and directors were also named as defendants in a putative class action filed in the State of California, County of San Diego on 22 March 2005. This lawsuit, filed as a derivative action, purported to seek damages on our behalf and, like the above-referenced securities class action, alleged that we caused the release of materially false or misleading information regarding Tysabri.  On 8 August 2005, we filed papers demurring to the claims asserted in the complaint and moving to quash service of the complaint on certain of the named, out-of-state directors. In April 2007, plaintiffs agreed to a dismissal of the lawsuit.  On or about 27 April 2007, the court issued an order formally dismissing this matter.

In March 2005, we received a letter from the US Securities Exchange Commission (SEC) stating that the SEC’s Division of Enforcement was conducting an informal inquiry into actions and securities trading relating to Tysabri events. The SEC’s inquiry primarily relates to events surrounding the 28 February 2005 announcement of the decision to voluntarily suspend the marketing and clinical dosing of Tysabri. We have provided materials to the SEC in connection with the inquiry, but have not received any additional requests for information or interviews relating to the inquiry.

Antitrust matters

In March 2001, Andrx Corporation (Andrx) filed a complaint in the US District Court for the Southern District of Florida alleging that we engaged in anti-competitive activities in an effort to prevent or delay the entry of a generic alternative to Naprelan. We filed a motion to dismiss the complaint and for judgment on the pleadings. In April 2003, the court granted our motion and dismissed Andrx’s complaint with prejudice and without leave to amend. Andrx subsequently appealed this decision. On 29 August 2005, the appellate court upheld the lower court’s ruling, in part, but remanded the matter to the district court to address certain issues. This matter remains pending.

Indirect purchasers of Naprelan have filed three putative class actions in the US District Court for the Eastern District of Pennsylvania against Elan and Skye Pharma, Inc. In September 2002, the cases were consolidated and in October 2002, a consolidated amended class action complaint was filed. The consolidated complaint alleges that we violated the antitrust laws by engaging in sham patent litigation and entering into an unlawful settlement agreement in an effort to prevent or delay the entry of a generic alternative to Naprelan. The damages claimed are unspecified. Other than preliminary document production, the litigation has been stayed and the case placed on the court’s suspense docket pending the outcome of further proceedings in pending related patent infringement litigation between Elan and Andrx.

In 2002 and 2003, ten actions were filed in the US District Courts (seven in the District of Columbia and three in the Southern District of New York) claiming that we (and others) have violated federal and state antitrust laws based on a licensing arrangement between Elan and Biovail Corporation relating to Nifedipine. The complaints seek various forms of remedy, including damages and injunctive relief. The actions have been brought by putative classes of direct purchasers, individual direct purchasers, and putative classes of indirect purchasers. On 29 May 2003, the Judicial Panel for Multidistrict Litigation coordinated and consolidated for pre-trial proceedings all pending cases in the US District Court for the District of Columbia. On 1 September 2004, the Court issued a Memorandum Opinion and Order granting in part and denying in part the defendants’ motions to dismiss. The Court held that none of the claims for injunctive relief had any basis and, accordingly, the Court lacked jurisdiction over the indirect purchaser federal and state claims.  Consequently, the Court granted the motion as it related to the putative class of indirect purchasers and dismissed that consolidated class complaint without prejudice. The Court also dismissed the claims for injunctive relief of the purported direct purchaser plaintiffs. The Court declined to dismiss the damage claims of the purported direct purchaser plaintiffs, ruling that it would be premature to do so without allowing discovery given the Court’s obligation to accept as true all allegations when tested on a motion to dismiss. The parties in the litigation are in the process of completing discovery.

Counsel for the putative indirect purchaser class commenced an action asserting the same or similar claims under California state law in California state court. The parties have agreed to the settlement of the California action and have executed a settlement agreement to this effect.  The parties’ settlement is subject final court approval.  On 17 August 2007, the court entered an order preliminarily approving the parties’ settlement.  Pursuant to the parties’ settlement agreement and the court’s order, notice to the class members will be mailed out and or published.  Thereafter the court will conduct a hearing on final approval of the proposed settlement.

In June 2001, we received a letter from the US Federal Trade Commission (FTC) stating that the FTC was conducting a non-public investigation to determine whether Brightstone Pharma, Inc. (Brightstone), Elan or others may have engaged in an effort to restrain trade by entering into an agreement that may restrict the ability of Brightstone or others to market a bioequivalent or generic version of Naprelan. In October 2001, our counsel met informally with FTC Staff to discuss the matter. No further communication from the FTC was received until December 2002, when we were served with a subpoena from the FTC for the production of documents related to Naprelan. We provided documents and witness testimony in response to the subpoena and continue to cooperate with the FTC relating to this investigation.

Other matters

In January 2006, our subsidiary, Elan Pharmaceuticals, Inc. (EPI) received a letter and subpoena from the US Department of Justice and the US Department of Health and Human Services asking for documents and materials primarily related to marketing practices concerning our former Zonegran product. In April 2004, we completed the sale of our interests in Zonegran in North America and Europe to Eisai. We are cooperating with the government in its investigation. The resolution of this Zonegran matter could require Elan to pay substantial fines and to take other actions that could have a material adverse effect on Elan. In April 2006, Eisai delivered to Elan a notice making a contractual claim for indemnification in connection with a similar subpoena received by Eisai.

13 US GAAP INFORMATION

The interim financial statements have been prepared in accordance with IFRS as adopted by the European Union, which differs in certain significant respects from accounting principles generally accepted in the United States of America  (US GAAP).

Reconciliation from IFRS to US GAAP

The following is a reconciliation to the net loss and shareholders’ equity/(deficit) calculated in accordance with US GAAP:

(i)           Net loss for the periods ended:

	Six Months Ended 30 June
	2007 $m	2006 $m
Net loss as stated under IFRS	(282.6)	(210.7)
Adjustments to conform to US GAAP:
(a) Intangible assets	52.5	55.8
(b) Revenue recognition	8.3	21.3
(c) Athena Notes—Net charge on debt retirement	(11.3)	—
(d) Convertible notes—accretion of discount	—	6.9
Other	(1.0)	2.9
Net loss as stated under US GAAP	(234.1)	(123.8)

Shareholders’ equity/(deficit):

	30 June 2007 $m	31 December 2006 $m
Shareholders’ equity/(deficit) as stated under IFRS	(37.9)	204.8
Adjustments to conform to US GAAP:
(a) Intangible assets	(46.9)	(99.4)
(b) Revenue recognition	(5.4)	(13.7)
(c) Athena Notes—Net charge on debt retirement	—	11.3
(e) Pensions	(13.9)	(13.9)
Other	(5.1)	(4.0)
Shareholders’ equity/(deficit) as stated under US GAAP	(109.2)	85.1

The principal differences between IFRS as adopted in the European Union and US GAAP, as they apply to our financial statements, are as follows:

a   Intangible assets

The carrying value of our intangible assets is higher under IFRS than under US GAAP because of differences in our historical Irish generally accepted accounting principles (Irish GAAP) accounting for business combinations which have carried into our IFRS financial statements as part of the transitional arrangements. This in turn gives rise to a higher amortisation charge under IFRS than under US GAAP. Additionally, higher carrying values under IFRS could result in higher intangible impairment charges if the fair value of the related intangibles declines post-acquisition, which was evidenced in the impairment of the intangible assets related to Maxipime and Azactam in the first half of 2007.

The principal reason for a higher carrying value of intangibles under IFRS is that under US GAAP, the fair value of acquired IPR&D is expensed upon acquisition, whereas under Irish GAAP and IFRS, these amounts are capitalised as acquired IPR&D.

In addition, under US GAAP, our acquisition of Dura Pharmaceuticals, Inc. (Dura) was accounted for under the pooling-of-interests method, whereas under Irish GAAP, now IFRS, this transaction was accounted for using the purchase method. As a result, under US GAAP, the assets and liabilities of Dura were recorded at their historical carrying amounts and no goodwill arose from the merger of Dura and Elan, whereas under IFRS, the assets and liabilities of Dura were recorded based on their fair values at the date of acquisition, and the excess of the purchase price over the fair value of assets acquired was allocated to goodwill.

Also, a number of differences arose in the manner in which goodwill was previously written off when businesses were sold under Irish GAAP and US GAAP. As we did not restate our historical business combinations in accordance with IFRS 3, “Business Combinations,” as permitted by IFRS 1, “First-time Adoption of International Financial Reporting Standards,” these differences remain in effect between US GAAP and IFRS.

b   Revenue recognition

There are different rules under IFRS and US GAAP in relation to the recognition of revenue arising under contracts which include multiple arrangements such as the sale of a product and related R&D or manufacturing arrangements. Although the revenue recognised will be the same under both IFRS and US GAAP over the life of the contract, the different requirements can result in differences in the timing of revenue recognition.

Tysabri

Tysabri was developed and is now being marketed in collaboration with Biogen Idec. In general, subject to certain limitations imposed by the parties, we share with Biogen Idec most development and commercialisation costs. Biogen Idec is responsible for manufacturing the product. In the United States, we purchase Tysabri from Biogen Idec and are responsible for distribution.

Under US GAAP, we record as revenue the net sales of Tysabri in the US market. We purchase product from Biogen Idec as required at a price, which includes the cost of manufacturing, plus Biogen Idec’s gross profit on Tysabri and this cost, together with royalties payable to other third parties, is included in cost of sales. Outside of the United States, Biogen Idec is responsible for distribution and, under US GAAP, we record as revenue our share of the profit or loss on EU sales of Tysabri, plus our directly-incurred expenses on these sales.

Under IFRS, our collaboration with Biogen Idec for Tysabri is a jointly-controlled operation in accordance with IAS 31. A jointly-controlled operation is an operation of a joint venture that involves the use of the assets and other resources of the venturers rather than establishing a corporation, partnership or other entity, or a financial structure that is separate from the venturers themselves. Each venturer uses its own property, plant and equipment and carries its own inventories. It also incurs its own expenses and liabilities and raises its own finance, which represent its own obligations. In any period where an operating loss has been incurred by the collaboration on sales of Tysabri, we record our share of the collaboration operating loss within operating expenses. In any period where an operating profit has been generated by the collaboration on sales of Tysabri, in addition to recording our directly-incurred expenses within operating expenses, we recognise as revenue our share of the collaboration profit from the sale of Tysabri, plus our directly-incurred collaboration expenses related to these sales.

There are no reconciling differences to total net loss or shareholders’ equity between IFRS and US GAAP related to Tysabri. However, the amounts recorded for revenue and operating expenses differ under both standards due to the differing accounting principles for Tysabri sales as described above.

c   Athena Notes—Net charge on debt retirement

We incurred a total expense related to the redemption of the Athena Notes of $19.2 million, primarily relating to a call premium paid of $13.4 million and the cost for the cancellation of the related interest rate swaps. Under IFRS, this expense was recognised using the effective interest method over the period from the issuance of the redemption notice in December 2006 to the redemption date in January 2007, thus resulting in a charge under IFRS of $11.5 million in the second half of 2006 and $7.7 million in the first half of 2007. Under US GAAP, substantially all of this charge was recognised upon extinguishment of the Athena Notes in January 2007, which resulted in a timing difference between IFRS and US GAAP.

d  Convertible notes

In accordance with IAS 32, “Financial Instruments: Disclosure and Presentation,” and IAS 39, “Financial Instruments: Recognition and Measurement,” the 6.5% Convertible Notes were analysed into a debt component and a separate embedded conversion option component, with the initial fair value of the conversion option component deemed to be an initial fair value discount on the debt under IFRS. This initial fair value of the conversion option was included within shareholders’ equity and was being amortised to interest expense over the period to the maturity date using the effective interest rate method. The effective interest rate of the 6.5% Convertible Notes was 15.9%. As a result, $6.9 million was amortised to interest expense under IFRS in the first half of 2006.

Under US GAAP, there was no separate recognition of the conversion option. As a result, there was no additional finance charge for the conversion option component of the instrument. The remaining 6.5% Convertible Notes were converted or redeemed in December 2006, thus the remaining differences between IFRS and US GAAP were eliminated at that date, and accordingly there is no reconciling difference to shareholders’ equity between IFRS and US GAAP at either 31 December 2006 or 30 June 2007.

e  Pensions

Under both IFRS and US GAAP, actuarial gains and losses relating to defined benefit plans arise as a result of two factors: (a) experience adjustments due to differences between the previous actuarial assumptions and actual outcomes; and (b) changes in actuarial assumptions. At a minimum, actuarial gains and losses are required to be recognised in the income statement when the cumulative unrecognised amount thereof at the beginning of the period exceeds a ‘corridor’, which is 10% of the greater of the present value of the obligation and the fair value of the assets. Under both IFRS and US GAAP, we amortise actuarial gains and losses in excess of the corridor on a straight-line basis over the expected remaining working lives of the employees in the plans.

Under IFRS, the unamortised net actuarial losses relating to our defined benefit plans that were not recognised in the income statement are classified as assets. Under US GAAP, these unamortised net actuarial losses are recognised directly in shareholders’ equity. As at 31 December 2006 and 30 June 2007, the defined benefit plans had a total unfunded status (excess of the projected benefit obligations over the fair value of the plans’ assets) of $3.2 million and total unamortised net actuarial losses of $13.9 million. Under IFRS, the unfunded status is netted off against the unamortised net actuarial losses resulting in a net pension asset of $10.7 million. Under US GAAP, the unfunded status is recognised as a liability on the balance sheet, and the unamortised net actuarial losses are recognised as a reduction to shareholders’ equity (increase in shareholders’ deficit). Consequently, a reconciling difference of $13.9 million to shareholders’ equity/(deficit) arises at both 31 December 2006 and 30 June 2007, reflecting this difference in classification of the unamortised net actuarial losses between IFRS (assets) and US GAAP (shareholders’ equity/(deficit)).

FINANCIAL REVIEW

Elan Corporation plc, an Irish public limited company, is a neuroscience-based biotechnology company headquartered in Dublin, Ireland that is focused on discovering, developing, manufacturing and marketing advanced therapies in neurodegenerative diseases, autoimmune diseases and severe pain.

Results of Operations for the Six Months Ended 30 June 2007

Revenue

	Six Months Ended30 June
Product Revenue	$2007m	$2006m
Revenue from marketed products
Maxipime	87.5	87.3
Azactam	42.2	39.9
Prialt	5.2	5.6
Total revenue from marketed products	134.9	132.8

Manufacturing revenue and royalties	132.9	109.3
Total Product Revenue	267.8	242.1

Contract Revenue—research revenue and milestones	10.9	7.6
Total Revenue	278.7	249.7

Total revenue increased 12% to $278.7 million in the first half of 2007 from $249.7 million in the first half of 2006, principally due to an increase of 11% in product revenue. Revenue is analysed below between product revenue and contract revenue.

(a)           Product Revenue

Revenue from marketed products

Total revenue from marketed products increased to $134.9 million in the first half of 2007 from $132.8 million in the same period of 2006. The increase principally reflects higher sales of Azactam.

In June 2006, the FDA approved the re-introduction of Tysabri for the treatment of relapsing forms of multiple sclerosis (MS). Approval for the marketing of Tysabri in the European Union was also received in June 2006. Marketing approval has also been received in several other countries since then. The distribution of Tysabri commenced in July 2006. Global in-market net sales of Tysabri were $120.5 million in the first half of 2007, consisting of $82.6 million in the United States and $37.9 million in the rest of world.

Tysabri was developed and is now being marketed in collaboration with Biogen Idec. In general, subject to certain limitations imposed by the parties, we share with Biogen Idec product revenues and most development and commercialisation costs. Biogen Idec is responsible for manufacturing the product. In the United States, we purchase Tysabri from Biogen Idec and are responsible for distribution. Outside of the United States, Biogen Idec is responsible for distribution.

Our collaboration with Biogen Idec for Tysabri is a jointly-controlled operation in accordance with IAS 31. A jointly-controlled operation is an operation of a joint venture that involves the use of the assets and other resources of the venturers rather than establishing a corporation, partnership or other entity, or a financial structure that is separate from the venturers themselves. Each venturer uses its own property, plant and equipment and carries its own inventories. It also incurs its own expenses and liabilities and raises its own finance, which represent its own obligations.

In accordance with IAS 31, in any period where an operating loss has been incurred by the collaboration on sales of Tysabri, we do not recognise any Tysabri product revenue. In any period where an operating profit has been generated by the collaboration on sales of Tysabri, we recognise as revenue our share of the collaboration profit from the sale of Tysabri, plus our directly-incurred collaboration expenses on these sales. Accordingly, we have not recognised any product revenue from Tysabri in either the first half of 2007 or the first half of 2006, since Tysabri incurred operating losses in both periods. Our actual operating profit or loss on Tysabri differs from our share of the collaboration operating profit or loss, because certain Tysabri-related expenses are not shared through the collaboration and certain unique risks are retained by each party. For additional information on the results of Tysabri for the first half of 2007, please refer to the Operating Expenses review on page 20.

Maxipime revenue increased to $87.5 million in the first half of 2007 from $87.3 million in the first half of 2006.  On 18 June 2007, the first generic formulation of cefepime hydrochloride was approved by the FDA. We expect that generic cefepime hydrochloride will materially and adversely affect our revenues from, and gross margin for, Maxipime.

Azactam revenue increased to $42.2 million in the first half of 2007 from $39.9 million in the same period in 2006 primarily due to increased demand. Azactam lost its patent exclusivity in October 2005 and its sales are expected to be negatively impacted by generic competition in the second half of 2007.  However, to date no generic form of Azactam product has been approved.

As a result of the generic competition to Maxipime and an anticipated approval of a generic form of Azactam, a non-cash impairment charge of $76.2 million has been recorded in the first half of 2007 in relation to the Maxipime and Azactam intangible and other non-current assets.

Prialt revenue decreased to $5.2 million in the first half of 2006 from $5.6 million in the first half of 2006. In March 2006, we completed the sale of the European rights to Prialt to Eisai, while retaining the product rights in the United States. We had not made any commercial sales of Prialt in Europe prior to this divestment.

Manufacturing revenue and royalties

Manufacturing revenue and royalties from our EDT business comprises revenue earned from products manufactured for third parties and royalties earned principally on sales by third parties of products that incorporate our technologies.

Manufacturing revenue and royalties was $132.9 million in the first half of 2007, an increase of 22% over the $109.3 million recorded in the first half of 2006. This reflects increased sales by third parties of products that incorporate our technologies, principally Tricor® and Skelaxin®, and increased manufacturing activity for third parties. These revenues can be further analysed as follows:

	Six Months Ended30 June
	$2007m	$2006m
Tricor	27.1	22.7
Skelaxin	17.5	14.4
Focalin® XR/RitalinLA®	15.5	11.2
Verelan®	15.3	20.0
Diltiazem®	9.8	9.9
Other	47.7	31.1
Total	132.9	109.3

Except as noted above, no other product accounted for more than 10% of total manufacturing revenue and royalties in the first half of 2007 or 2006.  Of the total of $132.9 million (2006: $109.3 million) in manufacturing revenue and royalties, 37% (2006: 37%) consisted of royalties on products that were not manufactured by Elan.

(b)           Contract Revenue

Contract revenue, which consists of research revenue and milestones arising from R&D activities we perform on behalf of third parties, totalled $10.9 million in the first half of 2007, compared to $7.6 million for the first half of 2006. The increase in contract revenue was primarily due to the timing of milestones achieved.

Other Net Charges

For the first half of 2007, included within cost of sales, SG&A expenses, and R&D expenses were other net charges of $2.7 million, $81.1 million and $7.3 million, respectively. The total other net charges of $91.1 million for the first half of 2007 consisted of the following (there were no such similar charges in the first half of 2006):

	Cost of Sales $m	SG&A $m	R&D $m	Total $m
Maxipime/Azactam asset impairment	2.8	73.4	—	76.2
Severance and restructuring	(0.1)	7.7	7.3	14.9
Total other net charges	2.7	81.1	7.3	91.1

The impairment charge of $76.2 million relating to the Maxipime and Azactam intangible and other non-current assets arose from the approval of a first generic cefepime hydrochloride in June 2007 and an anticipated approval for a generic form of Azactam. In addition, we incurred severance and restructuring charges of $14.9 million principally arising from the consolidation of our US west coast locations, which will result in the closure of the San Diego facility and the expansion of our operations in South San Francisco.

Cost of Sales

Cost of sales increased to $99.2 million for first half of 2007 from $95.2 million in the first half of 2006. Included within cost of sales were other net charges of $2.7 million (2006: $nil), as described above. Excluding other net charges, the gross margin on revenue was 65% in the first half of 2007, compared to 62% in the same period of 2006, as a result of changes in product mix, along with continued cost discipline.

Operating Expenses

Selling, General and Administrative Expenses

SG&A expenses were $271.0 million in the first half of 2007, compared to $207.3 million in the same period of 2006. Included within SG&A expenses were other net charges of $81.1 million (2006: $nil), as described above.  Excluding other net charges, SG&A expenses decreased 8% to $189.9 million in the first half of 2007 from $207.3 million in the first half of 2006. The decrease was primarily due to the impact of gross profit on Tysabri in-market sales, along with continued cost discipline in the rest of the business.

In any period where an operating loss has been incurred on sales of Tysabri, as was the case for both the first half of 2007 and the first half of 2006, we record, within SG&A expenses, our Tysabri-related SG&A less our share of the gross profit on in-market sales of Tysabri. Included within SG&A expenses is $19.7 million (2006: $41.3 million) of net SG&A expenses in relation to Tysabri, which comprised:

	Six Months Ended 30 June
	2007 $ m	$2006m
Tysabri-related SG&A expenses	63.9	39.8
Elan’s gross (profit)/loss on Tysabri in-market sales	(44.2)	1.5
Net Tysabri SG&A	19.7	41.3

Research and Development Expenses

R&D expenses were $127.0 million in the first half of 2007, compared to $106.3 million in the same period of 2006, and included $18.8 million (2006: $13.1 million) in relation to Tysabri. Included within R&D expenses were other net charges of $7.3 million (2006: $nil), as described above. Excluding other net charges, R&D expenses increased 13% to $119.7 million in the first half of 2007, compared to $106.3 million in the first half of 2006. The increase was primarily due to increased expenses associated with Tysabri and with progressing our Alzheimer's disease programmes, in particular our collaboration with Transition Therapeutics, Inc. on ELND-005.

Gain on Divestment of Product

In March 2006, we sold the Prialt European rights to Eisai. We received $50.0 million at closing and are entitled to receive an additional $10.0 million on the earlier of two years from closing or launches of Prialt in key European markets. We recorded a net gain of $7.6 million on this sale in the first half of 2006. We may also receive an additional $40.0 million contingent on Prialt achieving revenue related milestones in Europe. As of 30 June 2007, we have received $6.0 million of the $10.0 million related to the launches of Prialt in key European markets and an additional $2.0 million was received in July 2007.

Net Interest and Investment Losses

Net interest and investment losses were $59.0 million for the first half of 2007, compared to $59.6 million for the same period of 2006.

Interest Expense

In the first half of 2007, interest expense amounted to $79.3 million, compared to $87.5 million in the same period of 2006. The decrease was primarily due to interest savings from the early retirements of the Athena Notes and the 6.5% Convertible Notes, partially offset by the interest expenses related to the 8.875% Notes and Floating Rate Notes due 2013.

Interest Income

Interest income amounted to $26.7 million in the first half of 2007, compared to $26.8 million in the same period in 2006.

Investment (Gains)/Losses

Net investment gains amounted to $1.3 million for the first half of 2007 (2006: $1.1 million). The net investment gains were primarily comprised of gains on the disposal of investments of $2.2 million (2006: $5.3 million), offset by an impairment charge of investments of $0.6 million (2006: $6.3 million).

Net Charge on Debt Retirement

In December 2006, we issued an early redemption notice for the Athena Notes. In January 2007, the remaining aggregate principal amount of $613.2 million of the Athena Notes was redeemed and the related $300.0 million of interest rate swaps were cancelled. As a result, we incurred a net charge on debt retirement of $19.2 million, which was recognised using the effective interest method over the period from the issuance of the redemption notice to the redemption date. Accordingly, we recorded a net charge on the redemption of the Athena Notes of $11.5 million in the second half of 2006, and an additional charge of $7.7 million in the first half of 2007.

INDEPENDENT REVIEW REPORT OF KPMG TO ELAN CORPORATION PLC

Introduction

We have been engaged by the company to review the condensed consolidated interim financial statements for the six month period ended and as at 30 June 2007, which comprises the statement of accounting policies, condensed consolidated interim income statement, condensed consolidated interim balance sheet, condensed consolidated interim statement of cash flows, condensed consolidated interim statement of changes in shareholders’ equity and the related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the condensed consolidated interim financial statements.

This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the Listing Rules of the Irish Stock Exchange and the UK Financial Services Authority.  Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose.  To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

Director’s responsibilities

The interim report, including the condensed consolidated interim financial statements contained therein, is the responsibility of and has been approved by the directors.  The directors are responsible for preparing the interim report in accordance with the Listing Rules which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual financial statements except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 Review of interim financial information issued by the Auditing Practices Board for use in Ireland and the United Kingdom.  A review consists principally of making enquiries of group management and applying analytical procedures to the condensed consolidated interim financial statements and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed.  A review is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit.  Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the condensed consolidated interim financial statements as presented for the six months ended 30 June 2007.

KPMG
Chartered Accountants
1 Stokes Place
St. Stephen’s Green
Dublin 2
Ireland

6 September 2007